Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

DATE: 8 July 2002
EXEMPTION #82-4295

02042427

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **3 pages only**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Dairi Project Developments dated 8 July 2002

Yours faithfully

M P WRIGHT
Executive Director

dlw 7/12

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

8 July 2002

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

By Facsimile: 1300 300 021

Dear Sir

DAIRI PROJECT DEVELOPMENTS

CORPORATE

The previously announced Plan of Arrangement with International Annax Ventures Inc ("IAX"), whereby Herald would acquire 100% interest in IAX, has now been approved by both IAX and Herald shareholders. Final regulatory approvals for the transaction are awaited, expected to occur around the 12th of July.

Subject to these final approvals, Herald will then have a direct 80% ownership in IAX's major asset, the Dairi zinc/lead project in Sumatra.

PREFEASIBILITY STUDY

The Dairi project is being put on Prefeasibility Study footing immediately. The bulk of the study will be based on the **Anjing Hitam** massive sulphide deposits of the Julu Sedex Zone in the SE corner of the Sopokomil Dome, where **current resources are 10Mt @ 15.3% Zn, 9.4% Pb, 14g/t Ag.**

Concurrently with the drilling below, consultant studies will take place over the next 9 months to assess the geotechnical, hydrological, conceptual mine planning, metallurgical, logistical and environmental aspects of the project. This will be followed by the compilation of the final study report.

DRILLING

A new drilling program was commenced at Dairi on 6 July 2002. Drilling will initially be at two emerging prospects – **Pondok Gambir,** where high grade oxide zinc and lead mineralisation, plus extensive soil geochemical anomalism, have been observed; and the **Lae Jehe Deeps,** which is a strong downhole EM conductive zone, downdip from previous broad intercepts of lesser grade, shale hosted lead/zinc mineralisation.

The two drilling rigs on site will then move to the main Anjing Hitam deposit area to delineate the extent of the significant mineralisation (still open to the SE along strike and to some extent downdip). A degree of infill drilling will also take place at this stage in order to test the thickened keel of the deposit and to provide specific geotechnical information.

Yours faithfully

MICHAEL WRIGHT
Executive Director